SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  FORM 11-K




(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

      for the fiscal year ended December 31, 1996

                                      OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
      for the transition period from ____________________ to
____________________


COMMISSION FILE NUMBER 1-11377




                                PSI ENERGY, INC.
                      UNION EMPLOYEES' 401(k) SAVINGS PLAN
                            (Full title of the plan)





                                 CINERGY CORP.
          (Name of issuer of the securities held pursuant to the plan)





                            139 East Fourth Street
                            Cincinnati, OH  45202
                  (Address of principal executive offices)



<PAGE

                             PSI Energy, Inc.
                   Union Employees' 401(k) Savings Plan

                     FINANCIAL STATEMENTS AND EXHIBIT



                                                                     Page No.

(a)  Financial Statements
     Report of Independent Public Accountants                           3
     Statement of Net Assets Available for Benefits with Fund
        Information as of December 31, 1996                             4
     Statement of Net Assets Available for Benefits with Fund
        Information as of December 31, 1995                             5
     Statement of Changes in Net Assets Available for Benefits
        with Fund Information for the Year Ended December 31, 1996      6
     Notes to Financial Statements                                     7-10
     Financial Statement Schedules (As Required By The Employee
        Retirement Income Security Act)
Schedule I  - Schedule of Assets Held For Investment
              Purposes - December 31, 1996                   11
Schedule II - Schedule of Reportable Transactions
              for the year ended December 31, 1996           12

(b)  Exhibit
     23)  Consent of Independent Public Accountants

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the PSI Energy, Inc. Union Employees' 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the PSI ENERGY, INC. UNION EMPLOYEES' 401(k) SAVINGS PLAN as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (Schedules I and II) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in the net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                           ARTHUR ANDERSEN LLP




Cincinnati, Ohio
June 23, 1997


                                           PSI Energy, Inc. Union Employees' 401(k) Savings Plan
                                   Statement of Net Assets Available for Benefits with Fund Information
                                                   As of December 31, 1996



                                      Participant Directed
                                                                 Fidelity
                      Fidelity      Fidelity      Fidelity       US Bond
                      Magellan   Equity-Income  Asset Manager     Index
                        Fund          Fund          Fund          Fund


ASSETS
Investments, at fair value:

Shares of registered investment
  companies                          $9,893,011     $5,550,284   $2,486,637      $411,730
Common Stock                               -              -            -             -
Participant Loans                          -              -            -             -
                                      9,893,011      5,550,284    2,486,637       411,730


Receivables:
  Employer's Contribution                  -              -            -            -
  Participants' Contribution             65,642         33,864       17,889        3,854
    Total receivables                    65,642         33,864       17,889        3,854


Net assets available for
  benefits                           $9,958,653     $5,584,148   $2,504,526     $415,584


The accompanying notes are an integral part of these financial statements.

                                  PSI Energy, Inc. Union Employees' 401(k) Savings Plan
                                   Statement of Net Assets Available for Benefits with Fund Information
                                                   As of December 31, 1996


                                                               Non-Participant
                            Participant Directed                  Directed
                      Fidelity
                     Retirement      Cinergy      Participant     Cinergy
                    Money Market     Common          Loan         Common
                       Fund         Stock Fund        Fund       Stock Fund      Total

ASSETS
Investments, at fair value:

Shares of registered investment
  companies                            $4,575,631         -              -            -        $22,917,293
Common Stock                                 -     $12,197,142           -      $12,851,674     25,048,816
Participant Loans                            -            -        $1,819,836          -___      1,819,836
                                        4,575,631   12,197,142      1,819,836    12,851,674      9,785,945


Receivables:
  Employer's Contribution                   -            -             -           638,714        638,714
  Participants' Contribution              20,435       23,617          -              -           165,301
    Total receivables                     20,435       23,617          -           638,714        804,015


Net assets available for
  benefits                            $4,596,066  $12,220,759     $1,819,836   $13,490,388    $50,589,960



The accompanying notes are an integral part of these financial statements.

                            PSI Energy, Inc. Union Employees' 401(k) Savings Plan
                 Statement of Net Assets Available for Benefits with Fund Information
                                 As of December 31, 1995



                             Participant Directed
                                                                Fidelity
                 Fidelity          Fidelity        Fidelity      US Bond
                  Magellan       Equity-Income    Asset Manager    Index
                   Fund              Fund            Fund          Fund


ASSETS
Investments, at fair value:

Shares of registered investment
  companies                    $8,135,395         $4,430,746      $2,262,179     $391,416
Common Stock                                            -               -            -
Participant Loans                    -                  -               -            -
                                8,135,395          4,430,746       2,262,179      391,416


Receivables:
  Employer's Contribution            -                  -               -            -
  Participants' Contribution       55,660             27,193          17,957        3,745
    Total receivables              55,660             27,193          17,957        3,745


Net assets available for
  benefits                     $8,191,055         $4,457,939      $2,280,136     $395,161


The accompanying notes are an integral part of these financial statements.

                                PSI Energy, Inc. Union Employees' 401(k) Savings Plan
                                           Statement of Net Assets Available for Benefits with Fund Information
                                                 As of December 31, 1995


                                                                        Non-Participant
                             Participant Directed                            Directed
        Fidelity
       Retirement         Cinergy                 Participant                Cinergy
      Money Market         Common                    Loan                    Common
           Fund             Stock Fund               Fund                  Stock Fund                Total

ASSETS
Investments, at fair value:

Shares of registered investment
  companies                    $4,712,320            -                      -                        -               $19,932,056
Common Stock                        -         $12,728,121                   -                 $10,150,350             22,878,471
Participant Loans                   -                -                $  795,727                     -                   795,727
                                4,712,320      12,728,121                795,727               10,150,350             43,606,254


Receivables:
  Employer's Contribution            -               -                      -                     772,872                772,872
  Participants' Contribution       28,489          21,905                   -                        -                   154,949
    Total receivables              28,489          21,905                   -                     772,872                927,821


Net assets available for
  benefits                     $4,740,809     $12,750,026             $  795,727              $10,923,222            $44,534,075


The accompanying notes are an integral part of these financial statements.

                                           PSI Energy, Inc.
                               Union Employees' 401(k) Savings Plan
                Statement of Changes in Net Assets Available for Benefits With Fund Information
                               For the Year Ended December 31, 1996


                                 Participant Directed
                                                                            Fidelity
                         Fidelity          Fidelity         Fidelity        US Bond
                         Magellan        Equity-Income     Asset Manager    Index
                           Fund              Fund             Fund           Fund


Additions to net assets attributed to
  Investment income
    Net appreciation (depreciation) in
      fair value of investments         $  (368,939)      $  626,316        $   91,432       $ (14,284)
    Interest                                   -                -                 -               -
    Dividends                             1,407,284          354,817           204,645          28,318
                                          1,038,345          981,133           296,077          14,034

Contributions:
  Participants'                           1,601,648          796,454           474,606          99,554
 Employer's                                    -                -                 -               -
  Rollovers                                    -                 914              -               -
                                          1,601,648          797,368           474,606          99,554

    Total Additions                       2,639,993        1,778,501           770,683         113,588

Deductions from net assets attributed to:
  Benefits paid to participants             605,645          758,030           428,599          74,694
    Total Deductions                        605,645          758,030           428,599          74,694

Net increase/(decrease) prior to
  transfers                               2,034,348        1,020,471           342,084          38,894
Interfund transfers                        (204,483)         123,805           (15,636)        (12,798)
Interplan transfers                         (62,267)         (18,067)         (102,058)         (5,673)

  Net increase (decrease)                1,767,598        1,126,209           224,390          20,423
Net assets available for benefits:
    Beginning of year                    8,191,055        4,457,939         2,280,136         395,161

      End of year                         $9,958,653       $5,584,148        $2,504,526      $  415,584

The accompanying notes are an integral part of these financial statements.

                                       PSI Energy, Inc.
                               Union Employees' 401(k) Savings Plan
                Statement of Changes in Net Assets Available for Benefits With Fund Information
                               For the Year Ended December 31, 1996


                                                                            Non-Participant
               Participant Directed                                             Directed
                        Fidelity
                       Retirement        Cinergy       Participant            Cinergy
                       Money Market       Common          Loan                  Common
                          Fund          Stock Fund       Fund                Stock Fund            Total


Additions to net assets attributed to
  Investment income
    Net appreciation (depreciation) in
      fair value of investments       $     -          $  1,057,501    $     -             $  1,118,596       $   2,510,622
    Interest                                -                  -           89,055                  -                 89,055
    Dividends                            248,325            712,060          -                  648,412           3,603,861
                                         248,325          1,769,561        89,055             1,767,008           6,203,538

Contributions:
  Participants'                          724,012            598,148          -                     -              4,294,422
  Employer's                                -                  -             -                2,211,590           2,211,590
  Rollovers                                 -                  -             -                     -                    914
                                         724,012            598,148          -                2,211,590           6,506,926

    Total Additions                      972,337          2,367,709        89,055             3,978,598          12,710,464

Deductions from net assets attributed to:
  Benefits paid to participants        1,168,820          2,179,211        62,802             1,063,962           6,341,763
    Total Deductions                   1,168,820          2,179,211        62,802             1,063,962           6,341,763

Net increase/(decrease) prior to
  transfers                             (196,483)           188,498        26,253             2,914,636           6,368,701
Interfund transfers                       80,712           (673,491)    1,004,545              (302,654)               -
Interplan transfers                      (28,972)           (44,274)       (6,689)              (44,816)           (312,816)

  Net increase (decrease)               (144,743)          (529,267)    1,024,109             2,567,166           6,055,885
Net assets available for benefits:
    Beginning of year                  4,740,809         12,750,026       795,727            10,923,222          44,534,075

      End of year                        $4,596,066        $12,220,759    $1,819,836           $13,490,388         $50,589,960

The accompanying notes are an integral part of these financial statements.

                               PSI ENERGY, INC.
                    UNION EMPLOYEES' 401(k) SAVINGS PLAN
                        NOTES TO FINANCIAL STATEMENTS


Note A -  Plan Description:

General - The PSI Energy, Inc. Union Employees' 401(k) Savings Plan
(Plan) is a defined contribution plan covering union employees of PSI Energy, Inc. (PSI)(a subsidiary of Cinergy Corp) who meet minimum age and service requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Reference should be made to the Plan document for a more complete description of the plan's provisions.

Participants are immediately vested in all contributions plus actual earnings thereon. The administrative expenses of the Plan are paid by PSI.

Contributions - Each year, participants may contribute up to 15% of annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. PSI contributes 70% of the first 4 percent of base compensation that a participant contributes to the Plan (matching funds). Additional amounts of up to 30% of the first 4 percent of base compensation that a participant contributes may be contributed at the option of PSI's board of directors (incentive matching funds). All employer contributions are invested in the Cinergy Stock Fund. The matching and incentive matching funds must remain in the Stock Fund until the participant reaches age 50 and are shown on the statement of net assets available for benefits and statement of changes in net assets available for benefits as "Non-Participant Directed" funds. Contributions are subject to certain limitations.

The Trustee of the Plan for 1995 was U.S. Trust Company of
California, N.A. (U.S. Trust). Effective April 1, 1996, two trustees are used by the Plan. U.S. Trust serves as trustee of Cinergy Corp. (Cinergy) common stock, and Fidelity Management Trust Company
(Fidelity) serves as trustee of the remaining assets of the Plan.

Note B -  Summary of Significant Accounting Principles:

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Cinergy common stock is valued at its quoted market price.
Participant loans are valued at cost, which approximates market.

Purchases and sales of securities are recorded as a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Benefits are recorded when paid.

Transfers of assets between the Plan and the PSI Energy, Inc.
Employees' 401(k) Savings Plan occur as a result of a change in employee status between the union classification and the exempt and non-exempt classification.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Note C -  Income Tax Status:

PSI received a determination letter dated November 14, 1995 verifying that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's legal counsel believe the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

Note D -  Investment Options:

The investment options of the Plan are as follows:

Participant contributions - Upon enrollment or re-enrollment, participants shall direct that their contributions, including any rollover contributions, be invested in one or more of the following investment options:

-   Fidelity Magellan Fund

The Fidelity Magellan Fund invests mainly in equity securities of domestic, foreign, and multinational issuers of all sizes that offer potential for growth with the principal purpose of seeking maximum appreciation in value.

-   Fidelity Equity-Income Fund

The Fidelity Equity-Income Fund invests mainly in income producing equity securities with the principal purpose of earning reasonable income while considering the potential for capital appreciation.

-   Fidelity Asset Manager Fund

The Fidelity Asset Manager Fund invests in equities, bonds and short-term instruments or mutual funds, both domestic and foreign with the principal purpose of seeking high total return while reducing risk.

-   Fidelity U.S. Bond Index Fund

The Fidelity U.S. Bond Index Fund invests in securities that include obligations of the U.S. Treasury, U.S. Agencies, corporations, mortgage-backed obligations, and U.S. dollar-denominated obligations of foreign governments with the principal purpose of seeking current income consistent with the preservation of capital.

-   Fidelity Retirement Money Market Fund

The Fidelity Retirement Money Market Fund invests in high quality money market instruments including certificates of deposit, commercial paper, short-term corporate and U.S. Government obligations and bankers' acceptances issued by major banks. The purpose of the Fund is to seek high money market yields while maintaining preservation of capital.

-   Cinergy Common Stock Fund

The Cinergy Common Stock Fund invests primarily in common stock of Cinergy Corp.

Note E -  Investments:

The fair value of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 1996 and 1995, are as follows:

                                         1996           1995



            Fidelity Magellan Fund              $9,893,011    $8,135,395

            Fidelity Equity-Income Fund          5,550,284     4,430,746

            Fidelity Asset Manager Fund                        2,262,179

            Fidelity Retirement Money Market     4,575,631     4,712,320
                Fund

            Cinergy Corp. Common Stock
              - Participant Directed            12,197,142    12,728,121
              - Non-Participant Directed        12,851,674    10,150,350

Note F -  Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Note G -  Participant Loan Fund:

Participants can borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Participants can select the repayment period however the term cannot exceed 54 months. The loans are secured by the balance in the participants account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator (currently prime + 1/2%). Principal and interest is paid ratably through payroll deductions.









Note H -  Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500:

                                             December 31, 1996

Net Assets Available for Benefits per
  financial statements                          $50,589,960
Amounts allocated to withdrawing
  participants                                      (65,075)

Net assets per Form 5500                        $50,524,885

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                 Year ended
                                             December 31, 1996

Withdrawals per financial statements            $6,341,763
Add:  Amounts allocated to withdrawing
      participants at December 31, 1996             65,075

Less:  Amounts allocated to withdrawing
      participants at December 31, 1995            (16,102)

Benefits paid to participants per Form 5500     $6,390,736


Amounts allocated to withdrawing participants are recorded on the Form 5500 for distributions that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Note I -  Plan Termination:

          Although it has not expressed any intent to do so, PSI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.




Note J -  1996 Voluntary Workforce Reduction Program:

          The 1996 Voluntary Workforce Reduction Program (1996 VWRP) which provided retirement and/or severance benefits to eligible employees who elected to retire or resign under the program. Although benefits of the 1996 VWRP were not paid from Plan assets, withdrawals from the Plan due to 1996 VWRP participants taking distributions were $5,742,476 for the year ended December 31, 1996.



Schedule I

                                PSI ENERGY, INC.
                      UNION EMPLOYEES' 401(k) SAVINGS PLAN
                                EIN 35-0594457
                                   PLAN 101
         ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              DECEMBER 31, 1996

Investment                          Shares        Cost             Market



*Fidelity Magellan Fund          122,666     $ 8,925,444      $ 9,893,011



*Fidelity Equity-
  Income Fund                    129,589       4,379,661        5,550,284



*Fidelity Asset Manager
  Fund                           150,980       2,305,918        2,486,637



*Fidelity U.S. Bond
  Index Fund                      38,990         414,832          411,730



*Fidelity Retirement
  Money Market Fund                  -         4,575,631        4,575,631



*Cinergy Corp.
    Common Stock,
    $.01 Par Value
      - Participant Directed       365,457       6,166,552       12,197,142
      - Non-Participant
        Directed                   385,069      10,531,983       12,851,674



*Participant Loans,
  Interest rates ranging
  from 6.95%-8.75%                 -           1,819,836        1,819,836

TOTAL INVESTMENTS                             39,119,857      $49,785,945

*Denotes a party-in-interest

                                                                                                       Schedule II

                                                  PSI ENERGY, INC.
                                       UNION EMPLOYEES' 401(k) SAVINGS PLAN
                                                   EIN 35-0594457
                                                       PLAN 101
                                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                       FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                                                  Current Value         Net
                                 Number of       Purchase        Selling        Book Value         of Asset on        Realized
                               Transactions       Price           Price       of Asset Sold	     Transaction Date    Gain/(Loss)
Purchases
* Cinergy Stock Fund                156         $4,588,423     $   -          $     -               $27,709,517     $    -
* Fidelity Magellan Fund            172          3,710,340         -                -                 3,710,340          -
* Fidelity Retirement Money
    Market Fund                     151          1,720,858         -                -                 1,720,858          -
* Fidelity Equity-Income Fund       153          1,691,165                                            1,691,165
Sales
* Cinergy Stock Fund                133             -            4,594,573       3,073,176            4,594,573       1,521,397
* Fidelity Magellan Fund            134             -            1,583,785       1,464,874            1,583,785         118,911
* Fidelity Retirement Money
    Market Fund                     128             -            1,857,548       1,857,548            1,857,548           -
* Fidelity Equity-Income Fund       112                          1,197,943         941,824            1,197,943         256,119

* Denotes a party-in-interest.


                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                    PSI ENERGY, INC. UNION EMPLOYEES' 401(k)
Date:  June 23, 1997                             SAVINGS PLAN
                                                  (The Plan)




                                                Jerry W. Liggett
                                                (Jerry W. Liggett,
                                                Plan Administrator)

                                                                   EXHIBIT 23









                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




As independent public accountants, we hereby consent to the incorporation by reference of our report, dated June 23, 1997 included in the Annual Report on Form 11-K for the year ended December 31, 1996 of the PSI Energy, Inc. Union Employees' 401(k) Savings Plan, into Cinergy Corp.'s previously filed Registration Statement File No. 33-56067.




                                                ARTHUR ANDERSEN LLP

Cincinnati, Ohio,
June 23, 1997